UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 31)1

ADPT Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00101B103
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,031,674
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,031,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,031,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,031,674
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,031,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,031,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,031,674
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,031,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,031,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,031,674
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,031,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,031,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,915 *
	8	SHARED VOTING POWER 41,031,674
	9	SOLE DISPOSITIVE POWER 57,915 *
	10	SHARED DISPOSITIVE POWER 41,031,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,089,589 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%
14	TYPE OF REPORTING PERSON IN

* Includes 5,416 Shares underlying Restricted Stock Awards and 52,499 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,125 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,125 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,125 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 18,750 Shares underlying Restricted Stock Awards and 34,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,125 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,125 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,125 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 18,750 Shares underlying Restricted Stock Awards and 34,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00101B103

The following constitutes Amendment No. 31 to the Schedule 13D filed by the undersigned (“Amendment No. 31”).  This Amendment No. 31 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 41,031,674 Shares owned directly by SPHG Holdings is approximately $129,036,060, including brokerage commissions.  The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

Mr. Lichtenstein beneficially owns 5,416 Shares underlying Restricted Stock Awards and 52,499 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof awarded to him in his capacity as President of a subsidiary of the Issuer and a director of the Issuer.

The Shares beneficially owned by Messrs. Howard and Quicke represent Shares underlying Restricted Stock Awards and Non-Qualified Stock Options awarded to them in their capacities as directors of the Issuer.

Set forth on Schedule B annexed to Amendment No. 29 to the Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the executive officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.

SPHG Holdings effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 108,832,141 Shares outstanding, which is the total number of Shares outstanding as of August 9, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2011.

As of the close of business on September 28, 2011, SPHG Holdings owned directly 41,031,674 Shares, constituting approximately 37.7% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings, each of Steel Holdings, SPHG, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by SPHG Holdings.

As of the close of business on September 28, 2011, Warren G. Lichtenstein beneficially owned an additional 5,416 Shares underlying Restricted Stock Awards and 52,499 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof which, together with the 41,031,674 Shares owned by SPHG Holdings that Mr. Lichtenstein may also be deemed to beneficially own, constitutes approximately 37.7% of the Shares outstanding.

CUSIP NO. 00101B103

As of the close of business on September 28, 2011, Jack L. Howard beneficially owned 18,750 Shares underlying Restricted Stock Awards and beneficially owned an additional 34,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

As of the close of business on September 28, 2011, John J. Quicke beneficially owned 18,750 Shares underlying Restricted Stock Awards and beneficially owned an additional 34,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the executive officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of the Reporting Persons (other than Messrs. Howard and Quicke) may be deemed to have shared power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SPHG Holdings.

Warren G. Lichtenstein may be deemed to have the sole power to vote and dispose of 57,915 Shares, consisting of 5,416 Shares underlying Restricted Stock Awards and 52,499 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

Jack L. Howard may be deemed to have the sole power to vote and dispose of 53,125 Shares, consisting of 18,750 Shares underlying Restricted Stock Awards and 34,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

John J. Quicke may be deemed to have the sole power to vote and dispose of 53,125 Shares, consisting of 18,750 Shares underlying Restricted Stock Awards and 34,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

Item 5(c) is hereby amended to add the following:

(c)           Schedule C annexed hereto lists all transactions in the Shares by SPHG Holdings during the past 60 days.  All of such transactions were effected in the open market.

CUSIP NO. 00101B103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2011	SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS LLC

By:	/s/ Jack L. Howard
Jack L. Howard President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

CUSIP NO. 00101B103

SCHEDULE C

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase
SPH GROUP HOLDINGS LLC
Common Stock	95,600	2.8500	08/12/11
Common Stock	16,800	2.8500	08/15/11
Common Stock	141,000	2.8264	08/16/11
Common Stock	275,500	2.8300	08/17/11
Common Stock	50,000	2.7650	08/18/11
Common Stock	58,200	2.7818	08/19/11
Common Stock	4,000	2.7800	08/22/11
Common Stock	30,700	2.7719	08/23/11
Common Stock	14,500	2.7900	09/02/11
Common Stock	76,800	2.8100	09/06/11
Common Stock	31,000	2.8200	09/07/11
Common Stock	161,000	2.8200	09/08/11
Common Stock	44,900	2.8100	09/09/11
Common Stock	20,000	2.7200	09/21/11
Common Stock	46,202	2.6800	09/23/11
Common Stock	310,000	2.6900	09/27/11
Common Stock	594,800	2.7000	09/28/11